UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

United Mortgage Trust

(Name of Subject Company)

United Mortgage Trust

(Names of Persons Filing Statement)

Shares of Beneficial Interest, par value $.01 per share,

of United Mortgage Trust

(Title of Class of Securities)

911030104

(CUSIP Number of Class of Securities)

Stuart Ducote

President

United Mortgage Trust

1301 Municipal Way, Grapevine, Suite 220

Texas 76051

(214) 237-9305

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Robert A. Hudson, Esq.

Butzel Long

41000 Woodward Avenue

Bloomfield Hills, MI 48304

(248) 258-1402

INTRODUCTION

This Amendment No. 1 (this “Amendment”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by United Mortgage Trust (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 3, 2015 responding to a tender offer by Mackenzie Blue Ridge Company III, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Fund 4, LP, MacKenzie Northwest Fund, LP and Coastal Realty Business Trust (collectively, the “Bidders”) to purchase up to 600,000 shares of beneficial interest, par value $0.01 per share (the “Beneficial interest”), of the “Company at a price equal to $6.50 per share upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed with SEC by the Bidders on November 10, 2015.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION.

In Item 8 of the Schedule 14D-9, the first sentence under the caption “Forward-Looking Statements,” is hereby amended and restated to read in its entirety as follows:

Item 8. Additional Information.

Not applicable.

Item 9.01 Exhibits.

  Exhibits.

The following exhibits are filed herewith or incorporated herein by reference:

(a)(1)	Communication from the Company to the Shareholders, dated December 3, 2015

(a)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2015 (1)

(1)	The sections of the Company’s Definitive Proxy Statement specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2015.

EXHIBIT INDEX

(a)(1)	Communication from the Company to the Shareholders, dated December 3, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Mortgage Trust

Dated: December 7, 2015	By:	/s/ Stuart Ducote
Stuart Ducote
President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Communication from the Company to the Shareholders, dated December 3, 2015